

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2010

Alan Shortall
Chief Executive Officer
Unilife Corporation
633 Lowther Road
Lewisberry, Pennsylvania 17339

     Re: **Unilife Corporation**
           Amendment No. 2 to Registration Statement on Form 10
           Filed February 1, 2010
           File No. 1-34540

Dear Mr. Shortall:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Products, page 8

1.   We note the change to the deadline that you made in response to prior comment 4. Please disclose the delay and the reasons why the completion of required stability (aging) testing has been delayed. Expand your risk factors as appropriate. See Regulation S-K Item 10(b)(3)(ii).

Regulation in the European Union and Australia, page 12

2.   Please revise the last sentence so that it is clear which of your products that you describe in the registration statement can be marketed in Australia. For those products that you cannot yet market in Australia, please clarify the status of the regulatory process, including the steps that you have taken to permit you to market the products to date and the steps that remain until you can market the products.

Security Ownership, page 31

3.   Please tell us how your securities could be outstanding on January 15, 2010 as disclosed in this section when you disclose on page 3 that you issued your securities on January 27, 2010.

Annual Cash Incentive Compensation and Bonuses, page 36

4.   We note your response to prior comment 17; however, it remains unclear why you cannot provide more specific disclosure regarding the nature of the milestones without disclosing information that is appropriate for confidential treatment. Please revise or advise. Also, refer to the last clause of Instruction 4 to Regulation S-K Item 402(b).

Daniel Calvert, page 46

5.   Please reconcile the 250,000 share option grant disclosed here with the size of the option grant reflected in exhibit 10.30 filed in response to prior comment 23. Likewise, please tell us the reasons for the differences between the grants mentioned in other contracts and your disclosure in the Executive Compensation section of this document.

Eugene Shortall, page 47

6.   Please disclose the increase to Mr. Shortall's target incentive compensation for 2010 mentioned in your response to prior comment 22.

Grant of Plan-Based Awards, page 48

7.   We note your response to prior comment 25. Please show us your calculations demonstrating how the non-equity incentive plan information in this table can be reconciled to the formulas in the footnotes, and the salary and non-equity incentive plan disclosure in your Summary Compensation Table.

Market Information, page 55

8.   Please update the disclosure regarding the number of holders of your securities to provide information after the January 27, 2010 transactions.

Certain Relationships and Related-Party Transactions, page 55

9.   The agreement that you filed as exhibit 10.34 in response to prior comment 30 appears to involved related persons. Please tell us why the transactions related to that agreement during the period mentioned in Instruction 1 to Regulation S-K Item 404 are not described in this section.

Recent Sales of Unregistered Securities, page 57

10.   We note your disclosure that you have now completed your redomiciliation from Australia to Delaware. Since you have not disclosed any issuances of Chess Depositary Interests (CDIs), please confirm our assumption that no CDIs were issued to the former stakeholders of USML. If any CDIs were issued, please disclose how many CDIs were issued pursuant to the stakeholders' elections and that are tradable on the Australian Securities Exchange. Please also disclose whether the CDI's, if any, are convertible into shares of Unilife Corporation.

Exhibits

11.   Please file the Schemes of Arrangement included with your response letter.

12.   Regarding your response to prior comment 32, please tell us where you have filed Unilife URS Number E001-01 mentioned on page 4 of exhibit 10.20 as an integral part of the agreement.

13.   Please tell us where you describe in your registration statement the transaction reflected by exhibit 10.33.

14.   Please tell us why exhibit 10.35 is not signed or dated.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Marjorie Sybul Adams
                  DLA Piper LLP